Citigroup Global Markets Holdings Inc.

Term Sheet No. 2021–USNCH8966

dated September 8, 2021 relating to
Preliminary Pricing Supplement No. 2021–USNCH8966

dated September 8, 2021

Registration Statement Nos. 333-255302 and 333-255302-03

Filed Pursuant to Rule 433

Market Linked Securities—Auto-Callable with Contingent Coupon and Contingent Downside

Principal at Risk Securities Linked to the ARK Innovation ETF due September 20, 2024

Term Sheet to Preliminary Pricing Supplement No. 2021—USNCH8966 dated September 8, 2021

Key Terms
Issuer	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee	All payments due on the securities are fully and unconditionally guaranteed by Citigroup Inc.
Term	Approximately 3 years, unless earlier automatically redeemed
Underlying	The ARK Innovation ETF (the “underlying”)
Stated Principal Amount	$1,000 per security
Pricing Date	September 17, 2021*
Issue Date	September 22, 2021*
Valuation Dates	The 17th day of each March, June, September and December, beginning in December 2021 and ending on September 17, 2024 (the “final valuation date”)*
Maturity Date	September 20, 2024*
Contingent Coupon Payment Dates	For each valuation date, the third business day after such valuation date, except that the contingent coupon payment date for the final valuation date will be the maturity date.
Contingent Coupon	See “Contingent Coupon Payments” below
Payment at Maturity	See “Payment at Maturity” below
Automatic Early Redemption	See “Automatic Early Redemption” below
Potential Autocall Dates	Each valuation date beginning in March 2022 and ending in June 2024
Initial Underlying Value	The closing value of the underlying on the pricing date
Coupon Barrier Value	70% of the initial underlying value
Final Barrier Value	65% of the initial underlying value
Underlying Performance Factor	The closing value of the underlying on the final valuation date divided by the initial underlying value.
Calculation Agent	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer
Denominations	$1,000 and any integral multiple of $1,000
Agent Discount and Commission	Up to 2.50%, of which dealers, including Wells Fargo Advisors (the trade name of the retail brokerage business of its affiliates, Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC) (“WFA”), may receive a selling concession of 1.50% and WFA will receive a distribution expense fee of 0.075%. In respect of certain securities sold in this offering, CGMI may pay a fee of up to 0.2% to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers.
CUSIP / ISIN	17329QRQ5 / US17329QRQ54

Investment Description

•  Linked to the ARK Innovation ETF (the “underlying”)

•  Unlike ordinary debt securities, the securities do not provide for fixed payments of interest, do not repay a fixed amount of principal at maturity and are subject to potential automatic redemption prior to maturity upon the terms described below.  Whether the securities pay a contingent coupon, whether the securities are automatically redeemed prior to maturity and, if they are not automatically redeemed, whether you are repaid the stated principal amount of your securities at maturity will depend in each case on the closing value of the underlying on the relevant valuation date.

•  Contingent Coupon.  The securities will pay a contingent coupon on a periodic basis until the earlier of maturity or automatic redemption if, and only if, the closing value of the underlying on the relevant valuation date is greater than or equal to the coupon barrier value.  However, if the closing value of the underlying on a valuation date is less than the coupon barrier value, you will not receive any contingent coupon on the relevant contingent coupon date.  If the closing value of the underlying is less than the coupon barrier value on every valuation date, you will not receive any contingent coupons throughout the entire term of the securities. The contingent coupon will be determined on the pricing date and will be equal to 2.00% to 2.50% of the stated principal amount (equivalent to a contingent coupon rate of 8.00% to 10.00% per annum)

•  Automatic Redemption.  If the closing value of the underlying on any potential autocall date from March 2022 to June 2024, inclusive, is greater than or equal to the initial underlying value, we will automatically redeem the securities for the stated principal amount plus the related contingent coupon payment

•  Potential Loss of Principal.  If the securities are not automatically redeemed prior to maturity, you will receive the stated principal amount at maturity if, and only if, the closing value of the underlying on the final valuation date is greater than or equal to the final barrier value.  If the closing value of the underlying on the final valuation date is less than the final barrier value, you will lose a significant portion, and possibly all, of the stated principal amount of your securities

•  The coupon barrier value is equal to 70% of the initial underlying value

•  The final barrier value is equal to 65% of the initial underlying value

•  If the securities are not automatically redeemed prior to maturity, you will have full downside exposure to the underlying from the initial underlying value if the closing value of the underlying on the final valuation date is less than the final barrier value, but you will not participate in any appreciation of the underlying and will not receive any dividends on securities included in the underlying

•  The underlying is actively managed and is subject to additional risks. Unlike a passively managed fund, an actively managed fund does not attempt to track an index or other benchmark, and the investment decisions for an actively managed fund are instead made by its investment adviser. See “Risk Factors—The ARK Innovation ETF Is Subject To Risks Associated With Actively Managed Funds” in the accompanying preliminary pricing supplement for more information.

•  All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. and Citigroup Inc. default on their obligations, you could lose some or all of your investment

•  The securities will not be listed on any securities exchange and, accordingly, may have limited or no liquidity.  You should not invest in the securities unless you are willing to hold them to maturityDavis Polk & Wardwell LLP

* Expected. To the extent that the issuer makes any change to the expected pricing date or expected issue date, the valuation dates and maturity date may also be changed in the issuer’s discretion to ensure that the term of the securities remains the same.

On the date of the related preliminary pricing supplement, Citigroup Global Markets Holdings Inc. expects that the estimated value of the securities on the pricing date will be at least $904.50 per security, which will be less than the public offering price. The estimated value of the securities is based on CGMI’s proprietary pricing models and Citigroup Global Markets Holdings Inc.’s internal funding rate. It is not an indication of actual profit to CGMI or other of Citigroup Global Markets Holdings Inc.’s affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance. See “Valuation of the Securities” in the accompanying preliminary pricing supplement.

The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page 4 in this term sheet, “Summary Risk Factors” in the accompanying preliminary pricing supplement and “Risk Factors Relating to the Securities” in the accompanying product supplement.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus before making a decision to invest in the securities.

NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Contingent Coupon Payments

On each contingent coupon payment date, unless previously redeemed, the securities will pay a contingent coupon equal to 2.00% to 2.50% of the stated principal amount of the securities (equivalent to a contingent coupon rate of 8.00% to 10.00% per annum) (to be determined on the pricing date) if and only if the closing value of the underlying on the immediately preceding valuation date is greater than or equal to the coupon barrier value.

If the closing value of the underlying on any valuation date is less than the coupon barrier value, you will not receive any contingent coupon payment on the immediately following contingent coupon payment date.

Automatic Early Redemption

If, on any potential autocall date, the closing value of the underlying is greater than or equal to the initial underlying value, each security you then hold will be automatically redeemed on the immediately following contingent coupon payment date for an amount in cash equal to $1,000 plus the related contingent coupon payment.

If the securities are automatically redeemed, they will cease to be outstanding on the related contingent coupon payment date and you will have no further rights under the securities after such contingent coupon payment date.

Payment at Maturity

If the securities are not automatically redeemed prior to maturity, you will receive at maturity for each security you then hold (in addition to the contingent coupon due at maturity, if any):

▪	if the closing value of the underlying on the final valuation date is greater than or equal to the final barrier value: $1,000; or

▪	if the closing value of the underlying on the final valuation date is less than the final barrier value:

$1,000 × the underlying performance factor

If the closing value of the underlying on the final valuation date is less than the final barrier value, you will receive significantly less than the stated principal amount of your securities, and possibly nothing, at maturity, and you will not receive any contingent coupon payment at maturity.

Hypothetical payout profile

The following profile illustrates the potential payment at maturity on the securities (excluding the final contingent coupon payment, if any) for a range of hypothetical performances of the underlying from the initial underlying value to the closing value of the underlying on the final valuation date, assuming the securities have not been automatically redeemed prior to the maturity date.

This graph has been prepared for purposes of illustration only. Your actual return on the securities will depend on the actual closing value of the underlying on the final valuation date and whether you hold your securities to the maturity date.

Hypothetical Returns

If the securities are automatically redeemed:

If the securities are automatically redeemed prior to maturity, you will receive the stated principal amount of your securities plus the related contingent coupon payment on the immediately following contingent coupon payment date. In the event the securities are automatically redeemed, your total return on the securities will equal any contingent coupon payments received prior to such contingent coupon payment date and the contingent coupon payment received on such contingent coupon payment date.

If the securities are not automatically redeemed:

If the securities are not automatically redeemed prior to maturity, the following table illustrates, for a range of hypothetical underlying performance factors, the hypothetical payment at maturity payable at maturity per security (excluding the final contingent coupon payment, if any).  The underlying performance factor is the closing value of the underlying on the final valuation date divided by the initial underlying value.

Hypothetical underlying performance factor	Hypothetical payment at maturity per security
175.00%	$1,000.00
160.00%	$1,000.00
150.00%	$1,000.00
140.00%	$1,000.00
130.00%	$1,000.00
120.00%	$1,000.00
110.00%	$1,000.00
100.00%	$1,000.00
90.00%	$1,000.00
80.00%	$1,000.00
70.00%	$1,000.00
65.00%	$1,000.00
64.99%	$649.90
60.00%	$600.00
50.00%	$500.00
40.00%	$400.00
25.00%	$250.00

The above figures do not take into account contingent coupon payments, if any, received during the term of the securities. As evidenced above, in no event will you have a positive return based on the payment at maturity; any positive return will be based solely on the contingent coupon payments, if any, received during the term of the securities.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. If the securities are not automatically redeemed prior to maturity, the actual amount you will receive at maturity will depend on the actual closing value of the underlying on the final valuation date.

Selected risk considerations

An investment in the securities is significantly riskier than an investment in conventional debt securities.  The securities are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the securities, and are also subject to risks associated with the underlying.  Accordingly, the securities are suitable only for investors who are capable of understanding the complexities and risks of the securities.  You should consult your own financial, tax and legal advisors as to the risks of an investment in the securities and the suitability of the securities in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the securities.  You should read this summary together with the full description of the risk considerations provided for in the Preliminary Pricing Supplement and the more detailed description of risks relating to an investment in the securities contained in the section “Risk Factors Relating to the Securities” beginning on page EA-7 in the accompanying product supplement.  You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

•	You May Lose Some Or All Of Your Investment.

•	You Will Not Receive Any Contingent Coupon On The Contingent Coupon Payment Date Following Any Valuation Date On Which The Closing Value Of The Underlying Is Less Than The Coupon Barrier Value.

•	Higher Contingent Coupon Rates Are Associated With Greater Risk.

•	You May Not Be Adequately Compensated For Assuming The Downside Risk Of The Underlying.

•	The Securities May Be Automatically Redeemed Prior To Maturity, Limiting Your Opportunity To Receive Contingent Coupon Payments.

•	The Securities Offer Downside Exposure To The Underlying, But No Upside Exposure To The Underlying.

•	The Performance Of The Securities Will Depend On The Closing Value Of The Underlying Solely On The Valuation Dates, Which Makes The Securities Particularly Sensitive To Volatility In The Closing Value Of The Underlying.

•	The Securities Are Subject To The Credit Risk Of Citigroup Global Markets Holdings Inc. And Citigroup Inc.

•	The Securities Will Not Be Listed On Any Securities Exchange And You May Not Be Able To Sell Them Prior To Maturity.

•	The Estimated Value Of The Securities On The Pricing Date, Based On CGMI’s Proprietary Pricing Models And Our Internal Funding Rate, Is Less Than The Public Offering Price.

•	The Estimated Value Of The Securities Was Determined For Us By Our Affiliate Using Proprietary Pricing Models.

•	The Estimated Value Of The Securities Would Be Lower If It Were Calculated Based On Wells Fargo’s Determination of The Secondary Market Rate With Respect To Us.

•	The Estimated Value Of The Securities Is Not An Indication Of The Price, If Any, At Which Any Person May Be Willing To Buy The Securities From You In The Secondary Market.

•	The Value Of The Securities Prior To Maturity Will Fluctuate Based On Many Unpredictable Factors.

•	We Have Been Advised That, Immediately Following Issuance, Any Secondary Market Bid Price Provided By Wells Fargo, And The Value That Will Be Indicated On Any Brokerage Account Statements Prepared By Wells Fargo Or Its Affiliates, Will Reflect A Temporary Upward Adjustment.

•	The ARK Innovation ETF Is Subject To Risks Associated With Actively Managed Funds.

•	The ARK Innovation ETF Is Subject To Risks Associated With Disruptive Innovation Companies.

•	The ARK Innovation ETF Is Subject To Risks Associated With Mid-Size, Small And Micro-Capitalization Stocks.

•	The ARK Innovation ETF Is Subject To Risks Associated With Non-U.S. Markets.

•	The ARK Innovation ETF Is Subject To Risks Associated With Emerging Markets.

•	Fluctuations In Exchange Rates Will Affect The Closing Value Of The ARK Innovation ETF.

•	Recent Executive Orders May Adversely Affect The Performance Of The ARK Innovation ETF.

•	Our Offering Of The Securities Is Not A Recommendation Of The Underlying.

•	The Closing Value Of The Underlying May Be Adversely Affected By Our Or Our Affiliates’, Or By Wells Fargo And Its Affiliates’, Hedging And Other Trading Activities.

•	We And Our Affiliates And Wells Fargo And Its Affiliates May Have Economic Interests That Are Adverse To Yours As A Result Of Our And Their Respective Business Activities.

•	The Calculation Agent, Which Is An Affiliate Of Ours, Will Make Important Determinations With Respect To The Securities.

•	Even If The Underlying Pays A Dividend That It Identifies As Special Or Extraordinary, No Adjustment Will Be Required Under The Securities For That Dividend Unless It Meets The Criteria Specified In The Accompanying Product Supplement.

•	The Securities Will Not Be Adjusted For All Events That May Have A Dilutive Effect On Or Otherwise Adversely Affect The Closing Value Of The Underlying.

•	The Securities May Become Linked To An Underlying Other Than The Original Underlying Upon The Occurrence Of A Reorganization Event Or Upon The Delisting Of The Underlying Shares.

•	The Value And Performance Of The Underlying Shares May Not Correlate With The Net Asset Value Per Share Of The Underlying.

•	A Contingent Coupon Payment Date And The Stated Maturity Date May Be Postponed If A Valuation Date is Postponed.

•	The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the stated principal amount per security. Citigroup Global Markets Holdings Inc. and its affiliates are not obligated to purchase the securities from you at any time prior to maturity.

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed a registration statement (including a related preliminary pricing supplement, an accompanying product supplement and an accompanying prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the related preliminary pricing supplement and the accompanying product supplement, prospectus supplement and prospectus in that registration statement (File Nos. 333-255302 and 333-255302-03) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement, accompanying product supplement and the accompanying prospectus supplement and prospectus by calling toll-free 1-800-831-9146.

Consult your tax adviser

Investors should review carefully the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

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